HEMISPHERE ENERGY ANNOUNCES Q1 2015
FINANCIAL AND OPERATING RESULTS

TSX-V: HME

Vancouver, British Columbia, May 27, 2015 – Hemisphere Energy Corporation (TSX-V: HME) ("Hemisphere" or the "Company") is pleased to announce its financial and operating results for the three months ended March 31, 2015.

Q1 2015 Highlights

•	Achieved record quarterly production averaging 995 boe/d (84% oil and NGL), a 76% increase over the first quarter of 2014 and a 12% increase over the fourth quarter of 2014.
•	Realized a $20.42/boe operating netback during a challenging commodity price environment.
•

Reduced operating costs to $6.80/boe, a 64% decrease from the first quarter of 2014 and a 42% decrease from the fourth quarter of 2014 resulting from the increased production at Atlee Buffalo, the voluntary shut-in of higher cost wells, and the implementation of strict cost control measures.

•	Reduced transportation costs to $2.79/boe during the first quarter, a decrease from the first and fourth quarters of 2014 by $0.37/boe and $0.91/boe, respectively.
•	Reduced general and administrative costs to $5.18/boe, a decrease of $0.19/boe from the first quarter of 2014.
•	Reduced net debt reported at December 31, 2014 by $1.2 million to $10.4 million at March 31, 2015.

Subsequent Achievement

•

Completed a strategic tuck-in acquisition of the remaining 15% working interest in 1.75 sections (1,120 acres) of land in Atlee Buffalo for $250,000 to bring the Company’s total working interest to 100%.

Corporate Update

During the first quarter of 2015, Hemisphere implemented a conservative approach to its capital spending program by deferring all drilling and facility operations to later in the year. With the decline in oil prices and uncertainty in long term price forecasts, Hemisphere focused on operating cost efficiencies, debt reduction, and progression of development plans in its core producing properties. Hemisphere reacted quickly to the changing commodity price environment and, as a result, lowered operating costs significantly, reduced net debt by $1.2 million, and solidified plans for the next phase of development in both the Atlee Buffalo and Jenner properties.

Since April, oil prices have gradually improved, differentials have narrowed, and exchange rates have remained high. With these positive impacts to oil prices, Hemisphere is changing its focus from capital preservation to strategic capital investment in projects that will add production, increase reserves, and achieve long-term growth as oil prices continue to strengthen.

Starting in the second quarter, Hemisphere is planning to construct a pipeline and add an additional water disposal well in Jenner in order to optimize existing production and provide capacity for future growth in the area. In Atlee Buffalo, the Company has proved economic primary production at its Upper Mannville F pool and continues to be encouraged with the initial development results of the property. Planning of two waterflood pilots in the pool is underway with water injection expected to start by year-end. With the implementation of a waterflood, Hemisphere expects to increase the recovery factor of the pool providing significant unbooked reserve upside.

Selected financial and operational highlights should be read in conjunction with Hemisphere’s interim condensed financial statements and related Management’s Discussion and Analysis for the three months ended March 31, 2015. These reports are available on SEDAR at www.sedar.com and on Hemisphere’s website at www.hemisphereenergy.ca. All amounts are expressed in Canadian dollars.

Financial and Operating Summary

	Three Months Ended March 31
Financial	2015	2014
Petroleum and natural gas revenue	$2,928,264	$3,564,036
Petroleum and natural gas netback	1,827,986	1,878,003
Funds flow from operations(1)	1,249,142	1,508,107
Per share, basic and diluted	0.02	0.02
Net (loss) income	(646,345)	626,019
Per share, basic and diluted	(0.01)	0.01
Capital expenditures, including acquisitions	133,289	4,367,316
Net debt(2)	10,420,007	9,161,992
Bank indebtedness	9,973,336	7,650,000
Operating
Average daily production
Oil (bbl/d)	832	488
Natural gas (Mcf/d)	960	473
NGL (bbl/d)	3	-
Combined (boe/d)	995	567
Oil and NGL weighting	84%	86%
Average sales prices
Oil ($/bbl)	$36.01	$76.90
Natural gas ($/Mcf)	2.64	4.42
NGL ($/bbl)	21.56	-
Combined ($/boe)	$32.71	$69.89
Operating netback ($/boe)
Petroleum and natural gas revenue	$32.71	$69.89
Royalties	2.70	10.82
Operating costs	6.80	19.08
Transportation costs	2.79	3.16
Operating netback(3)	$20.42	$36.83
Notes:
(1)

Funds flow from operations is a non-IFRS measure that represents cash generated by operating activities, before changes in non-cash working capital and may not be comparable to measures used by other companies.

(2)	Net debt is a non-IFRS measure calculated as current assets minus current liabilities including bank indebtedness and excluding flow-through premium.
(3)	Operating netback is a non-IFRS measure calculated as the Company’s oil and gas sales, less royalties, operating expenses, and transportation costs per barrel of oil equivalent.

Annual General and Special Meeting of Shareholders

Hemisphere’s Annual General and Special Meeting of Shareholders is being held in the Pender Room of Oceanic Plaza, 1035 West Pender Street, Vancouver, British Columbia on Friday, June 5, 2015 at 9:00 a.m. (Pacific Daylight Time).

EPAC Oil & Gas Investor Showcase

Mr. Don Simmons, President and Chief Executive Officer, will be making a presentation on Hemisphere at 11:05 a.m. Mountain Time on June 10, 2015 in the Lecture Theatre at the Metropolitan Conference Centre (333 4th Avenue SW, Calgary, Alberta) as part of the EPAC Oil & Gas Investor Showcase. For details on the conference, please visit www.epacshowcase.ca. Upon availability, the webcast of this presentation will be posted to Hemisphere’s website at www.hemisphereenergy.ca.

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About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on developing conventional oil assets with low risk drilling opportunities. Hemisphere plans continual growth in production, reserves and cash flow by drilling existing projects and executing strategic acquisitions. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol "HME".

For further information, please contact:
Don Simmons, President & Chief Executive Officer
Telephone: (604) 685-9255
Email: info@hemisphereenergy.ca

Scott Koyich, Investor Relations
Telephone: (403) 619-2200
Email: scott@briscocapital.com

Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

A barrel of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Definitions and abbreviations

bbl/d	barrels per day	Mcf/d	thousand cubic feet per day
$/bbl	dollar per barrel	$/Mcf	dollar per thousand cubic feet
boe	barrel of oil equivalent	NGL	natural gas liquids
boe/d	barrel of oil equivalent per day
$/boe	dollar per barrel of oil equivalent	IFRS	International Financial Reporting Standards

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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